FORM OF PROXY

DIGATRADE FINANCIAL CORP. (THE "COMPANY ")

MEETING TYPE:	ANNUAL GENERAL MEETING
MEETING DATE:	WEDNESDAY, FEBRUARY 22, 2017 AT 10:00 AM PST
RECORD DATE:	JANUARY 23, 2017
PROXY DEPOSIT DATE:	FEBRUARY 17, 2017

STEP 2 (OPTIONAL)

APPOINTEE(S): BRAD MOYNES

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

R2B

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

01 ELECTION OF DIRECTORS: ***VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS*** (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01 BRAD MOYNES	☐	☐
02 TYRONE DOCHERTY	☐	☐
03 PAUL HENEY	☐	☐

ITEM(S): ***VOTING RECOMMENDATIONS ARE INDICATED BY*** HIGHLIGHTED TEXT ***OVER THE BOXES*** (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLACK OR BLUE INK)

	FOR	WITHHOLD
02 APPOINTMENT OF WATSON, DAUPHINEE & MUSUCH, CHARTERED ACCOUNTANTS AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.	☐	☐

NOTE THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR.

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y

DIGATRADE

1500 WEST GEORGIA STREET, SUITE 1300
VANCOUVER, BRITISH COLUMBIA CANADA V6G-2Z6

ANNUAL GENERAL MEETING
DIGATRADE FINANCIAL CORP. (THE "COMPANY ")

WHEN:
WEDNESDAY, FEBRUARY 22, 2017 AT 10:00 AM PST

WHERE:
1500 WEST GEORGIA STREET, SUITE 1300
VANCOUVER, BRITISH COLUMBIA CANADA V6G-2Z6

STEP 1 — REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS FORM OF PROXY MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

BY FACSIMILE: 905-507-7793 OR **514-281-8911**

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

PROXY DEPOSIT DATE: FEBRUARY 17, 2017

INSTRUCTIONS:

1. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a shareholder, to attend and act on your behalf at the Annual General Meeting of Digatrade Financial Corp. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). The common shares represented by this form of proxy may be voted in the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the meeting.

2. If the common shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required.

3. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 2800, STN LCD Malton, Mississauga, ON, L5R 4G5, Canada, by 10:00 a.m. EST, on Monday, February 20, 2017 or by delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.

4. In order to. expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you plan to attend the meeting or designate another person to attend on your behalf.

   To vote via the Internet, go to www.proxyvote.com and follow the simple instructions.

   You may send your completed and signed Proxy by facsimile to 905-507-7793 or 514-281-8911.

5. The form of proxy should be signed in the exact manner as the name appears on the form of proxy.

6. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.

7. Proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the Board of Directors.

8. This proxy is solicited by Digatrade Financial Corp. for use at the Annual General Meeting of Shareholders.

PLEASE SEE OVER